

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Alan B. Levan
Chairman
BBX Capital, Inc.
201 East Las Olas Boulevard, Suite 1900
Fort Lauderdale, Florida 33301

Re: BBX Capital, Inc.
Schedule TO-I Filed November 20, 2023
File No. 005-91751

Dear Alan B. Levan:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-I Filed November 20, 2023

Withdrawal Rights, page 19

1. Refer to the following disclosure made on page 19 of the Offer to Purchase: “You may also withdraw your previously tendered shares at any time after 12:00 a.m., New York City time, on January 22, 2024, unless such shares have been accepted for payment as provided in the Offer.” It does not appear that January 22, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of the Offer. Please revise or advise.

Conditions of the Tender Offer, page 21

2. On page 21 of the Offer to Purchase, you have included a condition that will be triggered by “any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market.” Please revise to explain what would be considered a general limitation on prices for securities on any national securities exchange in the United States or in the over-the-counter market, or delete this language.

3.   On page 21 of the Offer to Purchase, you have included a condition that will be triggered by "the commencement of a war, armed hostilities, terrorism, or other similar national or international calamity directly or indirectly involving the United States." Given current ongoing hostilities, please explain what is meant by "indirectly involving the United States" for purposes of this condition so that shareholders can better understand its scope.

4.   Refer to the following statement made on page 23 of the Offer to Purchase: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time." If an offer condition is "triggered" while an offer is pending, in our view, the offeror must promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation in this regard. Please revise.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 26

5.   Item 3 of Schedule TO and Item 1003(a) of Regulation M-A require the disclosure of the name and address of each *executive officer* and director of the corporation, each person controlling the corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. See Instruction C to Schedule TO. See also Exchange Act Rule 3b-7 for the definition of "executive officer." Item 8 of Schedule TO and Item 1008(a) of Regulation M-A further require the disclosure of the beneficial ownership of each person named in response to Item 1003 of Regulation M-A and by each associate and majority-owned subsidiary of those persons. It appears that Brett Sheppard, the Company's Chief Financial Officer, has been omitted here. Please confirm in your response letter that all of the Company's executive officers are included in the beneficial ownership table on page 28 of the Offer to Purchase, or revise as necessary. Please also revise the last paragraph on page 27 of the Offer to Purchase to replace "Named Executive Officers" with executive officers, to the extent that the two terms have different meanings.

6.   In light of your disclosure of the shareholder agreements between Mr. Alan Levan and Mr. Abdo, Mr. Alan Levan and Mr. Jarett Levan, and Mr. Jarett Levan and Mr. Wise on pages 28-29 of the Offer to Purchase, it appears that you should file each of those shareholder agreements as an exhibit to Schedule TO. Refer to Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. Please revise or advise.

Miscellaneous, page 35

7.   While you do not need to disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all target shareholders, wherever located. See Rule 13e-4(f)(8)(i). Please revise the disclosure in the second paragraph of this section accordingly.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263 or Shane Callaghan at 202-330-1032.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions